Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-251097

ALTA EQUIPMENT GROUP INC.

1,190,000 Depositary Shares

Each Representing a 1/1000th Interest in a Share of

10% Series A Cumulative Perpetual Preferred

(Liquidation Amount $25 per Depositary Share)

Final Term Sheet

Issuer:	ALTA Equipment Group, Inc.

Securities:	Depositary Shares (the “Shares”) each representing a 1/1000th fractional interest in a share of 10% Series A Cumulative Perpetual Preferred Stock (the “Series A Preferred Stock”)

Number of Shares:	1,190,000 Shares (representing 1,190 shares of Series A Preferred Stock)

Option to Purchase Additional Shares:	Up to 10,000 Shares (representing 10 shares of Series A Preferred Stock)

Trade Date:	December 18, 2020

Settlement Date:	December 22, 2020

Listing:	Expected NYSE “ALTG PRA”

Size:	$29,750,000

Option:	Up to $250,000

Maturity Date:	Perpetual (unless redeemed by Issuer on or after December 22, 2025 or in connection with a change of control or delisting event).

Rating:	The Series A Preferred Stock will not be rated.

Dividend Rate (Cumulative):	We will pay cumulative cash dividends on the Series A Preferred Stock, when and as declared by our Board of Directors, at the rate of 10% of the $25,000.00 liquidation preference ($25.00 per depositary share) per year (equivalent to $2500 or $2.50 per depositary share).

Dividend Payment Dates:

Dividends will be payable quarterly in arrears, on or about the last day of January, April, July and October, beginning on or about April 30, 2021; provided that if any dividend payment date is not a business day, then the dividend which would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day, and no interest, additional dividends or other sums will accumulate. Dividends will accumulate and be cumulative from, and including, the date of original issuance, which is expected to be December 22, 2020. The first dividend, which is scheduled to be paid on or about April 30, 2021 in the amount of $0.88889 per depositary share, will be for more than a full quarter and will cover the period from, and including, the first date we issue and sell the depositary shares through, but not including, April 30, 2021.

Price to the Public:	100%

Day Count:	30/360

Liquidation Preference:	The liquidation preference of each share of Series A Preferred Stock is $25,000.00 ($25.00 per depositary share). Upon liquidation, Series A Preferred Stock shareholders will be entitled to receive the liquidation preference with respect to their shares of Series A Preferred Stock plus an amount equal to accumulated but unpaid dividends with respect to such shares.

Optional Redemption:	Series A Preferred Stock is not redeemable by the Issuer prior to the fifth anniversary of the issue date. On and after fifth anniversary of the issue date, the Issuer may redeem the Series A Preferred Stock, in whole or from time to time in part, for cash at a redemption price equivalent to $25.00 per depositary share, plus accumulated and unpaid dividends to, but not including, the redemption date.

Special Optional Redemption Upon a Change of Control or Delisting Event:	Special optional redemption by the Company upon a change of control or delisting event, in whole or in part, for $25.00 per depositary share, plus accrued but unpaid dividends, to, but not including, the redemption date (the “Redemption Right”). The circumstances that will constitute a “change of control” and a “delisting event” will be set forth in the documents governing the Series A Preferred Stock.

Special Conversion Right Upon a Change of Control or Delisting Event:	Upon the occurrence of a change of control or delisting event, in the event the Company does not exercise the Redemption Right, holders of the Series A Preferred Stock will have the right to convert some or all of the Series A Preferred Stock held by such holder into a number of common shares at a predetermined ratio set forth in the documents governing the Series A Preferred Stock.

DRD/QDI Eligible:	Yes

Minimum Denomination /	$25.00/$25.00

Multiples:

CUSIP:	02128L 205

ISIN:	US02128L2051

Book-Running Managers:	B. Riley Securities, D.A. Davidson & Co., Ladenburg Thalmann, William Blair

Lead Manager:	Boenning & Scattergood

Co-Managers:	Huntington Securities Inc., Colliers Securities

This communication is intended for the sole use of the person to whom it is provided by the issuer.

The issuer has filed a registration statement (including a preliminary prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from B. Riley Securities, Inc. by calling (703) 312-9580 or by emailing prospectuses@brileyfin.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER E-MAIL SYSTEM.

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